JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardines

40th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

2nd May 2002

02034362

02 MAY 22 AM 10:5

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Strategic Holdings Limited
2001 Final Dividend

I enclose for your attention a notification dated 2nd May 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

dlw 5/29

RNS Full Text Announcement

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Dividend
Released	09:43 2 May 2002
RNS Number	4131V

JARDINE STRATEGIC HOLDINGS LIMITED

2001 FINAL DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2001 final dividend of the above Company. The dividend will be paid on 16th May 2002, subject to approval at the Annual General Meeting.

2001 final dividend per share:	US cents 9.90
GBP equivalent:	6.7529 pence

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

2nd May 2002

www.jardines.com

END